Exhibit 99.2

Happiness Biotech Announces Financial Results for the Six Months Ended September 30, 2020 and Provides Guidance For the Whole Fiscal Year Ending March 31, 2021

NANPING, China, January 22, 2021 /PRNewswire/ -- Happiness Biotech Group Limited (the “Company” or Nasdaq: HAPP), an innovative China-based nutraceutical and dietary supplements producer, today announced its unaudited financial results for the six months ended September 30, 2020 and provided the guidance for the whole fiscal year ending March 31, 2021.

Financial Highlights for the six months ended September 30, 2020:

●	Revenues decreased by $9.48 million or 30.2%, to $21.88 million for the six months ended September 30, 2020 from $31.36 million for the six months ended September 30, 2019, mainly due to the declining retail market affected by the COVID-19.

●	Operating income was $3.69 million for the six months ended September 30, 2020, a decrease of $6.13million, or 62.4% from the prior year period, primarily due to decrease in revenue as a result of sluggish retail market.

●	The Company reported $3.18 million of net income attributable to the shareholders, in the six months ended September 30, 2020, compared to net income attributable to the shareholders of $8.42 million in the comparative period.

“The first six months in fiscal year 2020 have been very tough for us as the COVID-19 has hit the whole retail market hardly. The number of tourists dropped dramatically and materially affected our experience stores. In response to the epidemic, we have taken a series of measures, including reducing cost and expenses, increasing subsidies and support for the stores and other sales channels, etc. With the efforts of our team, we successfully maintained a profit for the first half year.” Mr. Xuezhu Wang, CEO of the Company, continued, “We officially launched our e-commerce business in September 2020, and achieved very good results. We expect that we will still achieve growth for the whole fiscal year 2020 ending March 31, 2021, with our sales expected to hit a record high of $70 million, realizing about 10% of annual growth  .”

Further information on the Company’s financial results for the six months ended September 30, 2020, including the management’s discussion and analysis of financial condition and results of operations, can be found by visiting EDGAR on the SEC website at www.sec.gov, as well as the Investor Relations page of the Company’s website at www.happ.org.cn..

About Happiness Biotech Group Limited

Headquartered in Nanping, China, Happiness Biotech Group Limited is an innovative China-based nutraceutical and dietary supplements producer focused on the research, development, manufacturing and marketing of a variety of products made from Chinese herbal extracts and other ingredients. The Company’s goal is to provide high-quality products to our consumers. Over the past 14 years, the Company has established a product portfolio consisting of 32 PRC National Medical Products Administration registered “Blue-Cap” SKUs of nutraceutical and dietary supplements products. For more information, please visit: www.happ.org.cn.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China, the COVID-19 outbreak and its impact on our operations and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Ping Chen, +86-599-7828808, ir@fjxfl.com